Amerityre Corporation

1501 Industrial Road

Boulder City, Nevada 89005

August 8, 2012

Terrence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Washington. D.C. 20549-7010

Re:

Comment Letter dated July 11, 2012 for

Amerityre Corporation

Form 10-K for Fiscal Year Ended June 30, 2011

Filed October 13, 2011

Definitive Proxy Statement on Schedule 14A

Filed October 28, 2011

Forms 10-Q for Fiscal Quarters Ended September 30, 2011,

December 31, 2011, and March 31, 2012

Filed November 21, 2011, February 22, 2012, and May 21, 2012

File No. 0-50053

Mr. O’Brien:

Pursuant to the comments received from the Commission in the letter dated July 11, 2012, the following are our responses.  For your convenience, the comments are quoted followed by our response and a page number where amendments or modifications were made if appropriate.

Form 10-K for fiscal year ended June 30, 2011

General

1. It appears that you have not filed the interactive data exhibits as required by Item 601(b)(101)(C) of Regulation S-K. In this regard, we note that your annual report contains financial statements for a fiscal period that ends on or after June 15, 2011. Please advise or otherwise amend your annual report to include the required interactive data.

Response: The Company relied on the SEC’s published implementation schedule for XBRL submissions, as posted on the SEC’s website, at http://www.sec.gov/info/smallbus/secg/interactivedata-secg.htm, titled Interactive Data for Financial Reporting, A Small Entity Compliance Guide. The relevant section states (underline and bolding added):

All remaining filers using U.S. GAAP, including smaller reporting companies, and all foreign private issuers that prepare their financial statements in accordance with IFRS as issued by the IASB, will be subject to the same interactive data reporting requirements beginning with a periodic report on Form 10-Q, Form 20-F or Form 40-F containing financial statements for a fiscal period ending on or after June 15, 2011.

We believe we have correctly interpreted the XBRL implementation as applicable to a June 30th year end filer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Cash position, Outstanding Indebtedness, and Future Capital Requirements, page 16

2. You disclose that your available cash should be sufficient to meet your operating needs during fiscal year 2012. You also state that you “will most likely need additional capital to fully implement [y]our business plans.” Considering your auditors going concern opinion, the disclosure as presented does not provide your shareholders with a clear understanding of your ability to finance your business operations. With a view towards future disclosure, please provide us with a comprehensive understanding of your current liquidity position.

Response: Our current liquidity position reflects our efforts to raise the additional capital needed to meet expanding product demand and fulfillment requirements, including plans to purchase additional equipment and chemicals as well as adding production shift workers. At this response date, we have raised $775,000 via a private placement for which we filed a Form D on July 12, 2012. The reference to fully implementing our business plan was for this expansion of our production activities that required additional capital beyond our historical operating needs. We intend to clarify and better coordinate the disclosure in the above-mentioned sections in future filings.

Item 9A. Controls and Procedures, page 18

3. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of June 30, 2011. We further note that you identified two material weaknesses: (a) inadequate internal control testing and (b) inadequate closing procedures that failed to ensure timely completion of year-end closing procedures. Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding the required disclosure. As such, it is unclear to us how your principal executive officer and principal financial officer were able to conclude that your disclosure controls and procedures were effective in light of the two material weaknesses identified. Please advise, or revise your conclusion in an amendment to your fiscal year 2011 Form 10-K.

Response: Upon review of Rule 13a-15(e), we propose to revise the conclusion of our principal executive and financial officer to state that our disclosure controls were not effective. The revised conclusion will be filed with the amendment required per your comment below.

4. In an amendment to your fiscal year 2011 Form 10-K, please disclose that your principal executive officer and principal financial officer concluded that your internal control over financial reporting is ineffective as of June 30, 2011, in light of the two material weaknesses identified. Please refer to Item 308(a)(3) of Regulation S-K for guidance. In the amended form, please include an explanatory paragraph at the beginning of the form explaining why you are amending the document and updated certifications that refer to the amended document.

Response: Upon review of Item 308(a)(3), we are amending the conclusion of our principal executive and financial officer per the Staff’s comment. The amendment will be filed with the explanation and the updated certifications as required.

The text of the proposed amendment is as follows:

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our p rincipal executive and f inancial o fficer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), an evaluation was performed under the supervision and with the participation of our management, including our principal executive and financial officer , of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive and financial officer , concluded that the design and operation of these disclosure controls and procedures were not effective due to the material weakness identified in Management’s Report below that prevented the timely filing of this Report ..

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for the preparation and integrity of our published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include amounts based on judgments and estimates made by our management. We also prepared the other information included in the annual report and are responsible for its accuracy and consistency with the financial statements.

We are responsible for establishing and maintaining a system of internal control over financial reporting, which is intended to provide reasonable assurance to our management and Board of Directors regarding the reliability of our financial statements. The system includes but is not limited to:

·

a documented organizational structure and division of responsibility;

·

established policies and procedures, including a code of conduct to foster a strong ethical climate which is communicated throughout the company;

·

regular reviews of our financial statements by qualified individuals; and

·

the careful selection, training and development of our people.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Also, the effectiveness of an internal control system may change over time. We have implemented a system of internal control that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

We have assessed our internal control system in relation to criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon these criteria, we have discovered two material weaknesses in our internal control system. Due to these weaknesses, our principal executive and financial officer has concluded that our internal control over financial reporting was ineffective during the period covered by this Report.

1)  Internal Control Testing - We have determined that the internal control testing performed during the first three quarters of fiscal year 2011was inadequate.  This results in a reasonable possibility that the Company’s controls will fail to prevent or detect a misstatement.  During the fourth quarter of fiscal year 2011 we improved our testing which we believe has remediated this weakness.  We have also begun a process of updating our controls and the associated testing for assessment purposes to ensure compliance in the future.

 2) Adequate Closing Procedures  - The Company’s controls failed to ensure the timely completion of year-end closing procedures which resulted in audit adjustments and delays in the completion of the financial statements.  We evaluated this weakness and determined that it was an isolated event caused by the lack of sufficient cross-training.  Subsequent to year end we now have sufficient personnel available and cross-trained to close the the books in a timely fashion ensuring that they are complete and accurate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Amerityre Corporation

August __, 2012

By:

/s/ Timothy L. Ryan

Timothy L. Ryan

Principal Executive and Financial Officer

The proposed explanatory paragraph to be included at the beginning of the amended Report is as follows:

THIS REPORT IS BEING AMENDED TO CHANGE THE CONCLUSION OUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER CONCERNING THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES DUE TO OUR INABILITY TO FILE TIMELY, AND THE CONCLUSION OF OUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER CONCERNING OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING FOR THE PERIOD COVERED BY THIS REPORT DUE TO THE MATERIAL WEAKNESSES IDENTIFIED. THESE CHANGES, FROM EFFECTIVE TO INEFFECTIVE, ARE REPORTED IN ITEM 9A, CONTROLS AND PROCEDURES. THERE ARE NO OTHER CHANGES TO THE REPORT AS ORIGINALLY FILED.

Signatures, page 21

5. Please ensure that your future annual reports are also signed by your chief executive officer in that capacity. Refer to General Instruction D(2)(a) in Form 10-K.

Response: Comment noted. We will ensure that future annual reports are signed as required.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, and Director Independence

6. At the end of your disclosure you state that other than Messrs. Ryan and Arnett, the remaining directors may be deemed to be independent. In future filings, please expand your disclosure to include the information required by Item 407(a) of Regulation S-K, such as the director independence standard applicable to you. Please refer to Item 13 of Form 10-K.

Response: Comment noted. We will expand the disclosure in future filings as requested.

Forms 10-Q for Fiscal Quarters Ended September 30, 2011, December 31, 2011, and March 31,

2012

Item 4. Controls and Procedures

7. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012. We further note that you did not file your fiscal year 2011 Form 10-K and subsequent Forms 10-Q by the required dates. Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In light of these facts, please explain to us how your principal executive officer and principal financial officer could conclude that disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012. In particular, please explain how your conclusion considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). If you are unable to demonstrate that your disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012, please amend your Forms 10-Q for fiscal year 2012 to revise your conclusion on the effectiveness of your disclosure controls and procedures, along with an explanation as to why you concluded your disclosure controls and procedures are ineffective. Finally, please also confirm to us that you will consider the fact that your third quarter of fiscal year 2012 Form 10-Q was not filed timely when assessing the effectiveness of your disclosure controls and procedures as of March 31, 2012, in your fiscal year 2012 Form 10-K.

Response: Upon review of the Staff’s comment and Rule 13a-15(e), we are amending the above reports to change the conclusion of our principal officers regarding the effectiveness of our disclosure controls and procedures. We will include an explanation of the revision due to our inability to complete our filings timely. We confirm that we will consider the late filing of our third quarter fiscal year 2012 quarterly report as part of our assessment of the effectiveness of our disclosure controls and procedures as or March 31, 2012 and in our fiscal year 2012 Form 10-K.

The text of the proposed amendment is as follows:

ITEM 4.  CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and financial officer , as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), an evaluation was performed under the supervision and with the participation of our management, including our principal executive and financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based upon that evaluation, our management, including our principal executive and financial officer, concluded that the design and operation of these disclosure controls and procedures were not effective due to our inability to timely file this Report. ..

We have, however, made some changes in our internal controls over financial reporting during the current fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  We have made these changes based on our continuing review of our internal control system in relation to criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based upon these criteria, we have discovered two material weaknesses in our internal control system.

1)  Internal Control Testing - We have determined that the internal control testing performed during the first three quarters of fiscal year 2011was inadequate.  This inadequacy results in a reasonable possibility that the Company’s controls will fail to prevent or detect a misstatement.  During the fourth quarter of fiscal year 2011 and the current fiscal quarter we improved our testing which we believe has remediated this weakness.  We have also begun a process of updating our controls and the associated testing for assessment purposes to ensure compliance in the future.

 2) Adequate Closing Procedures - The Company’s controls failed to ensure the timely completion of year-end closing procedures which resulted in audit adjustments and delays in the completion of the financial statements.  We initially evaluated this weakness and determined that it was an isolated event caused by the lack of sufficient cross-training.   However, at the filing date of our original Report, we did not have sufficient personnel available and cross-trained to close the books in a timely fashion ensuring that they are complete and accurate.  We are continuing to work to address this weakness.

The proposed explanatory paragraph to be included at the beginning of the amended Report is as follows:

THIS REPORT IS BEING AMENDED TO CHANGE THE CONCLUSION OUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER CONCERNING THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES DUE TO OUR INABILITY TO FILE TIMELY. THIS CHANGE, FROM EFFECTIVE TO INEFFECTIVE, IS REPORTED IN ITEM 4, CONTROLS AND PROCEDURES. THERE ARE NO OTHER CHANGES TO THE REPORT AS ORIGINALLY FILED.

Closing Comments

We understand and acknowledge that:

-

We are responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and thank you in advance for your prompt attention.

Sincerely,

Amerityre Corporation

/s/Timothy Ryan

Timothy Ryan, Chief Executive Officer and President